SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.8)*

American Claims Evaluation, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

025144 10 6

(CUSIP Number)

Mr. Gary Gelman

American Claims Evaluation, Inc.

One Jericho Plaza

Jericho, New York 11753

Telephone: (516) 938-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 025144 10 6

1.     NAMES OF REPORTING PERSONS:

Gary Gelman

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):

        SC

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

        PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

        U.S.

NUMBER OF	7.	SOLE VOTING POWER:	3,696,400
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER:	3,696,400
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER:	0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

         REPORTING PERSON:  3,696,400

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   66.5

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):   IN

Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 1988, as amended by Amendment No. 1 filed with the SEC on July 17, 1989, by Amendment No. 2 filed with the SEC on November 1, 1991, by Amendment No. 3 filed with the SEC on July 26, 1993, by Amendment No. 4 filed with the SEC on July 8, 1997, by Amendment No. 5 filed with the SEC on November 13, 2000, by Amendment  No. 6 filed with the SEC on June 29, 2004, and by Amendment No. 7 filed with the SEC on August 19, 2005.

This Schedule relates to the common stock, par value $.01 per share (the "Shares"), of American Claims Evaluation, Inc., a New York corporation (the "Issuer").

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“On June 20, 2007, the independent members of the Board of Directors of the Issuer, acting in compliance with the Qualitative Listing Standards of the Nasdaq Stock Market, granted Mr. Gelman options to purchase 300,000 Shares at an exercise price $1.97 per Share.  The grant was made pursuant to the Issuer’s 2005 Stock Incentive Plan.”

Item 5.

Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a)

Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,696,400 Shares, or 66.5% of the Shares, as of June 20, 2007.  Of such Shares, 800,000 are issuable pursuant to grants under the Company’s employee stock option plans.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c)

Except for the (i) expiration of options to purchase 300,000 Shares on June 4, 2007 and (ii) grant of options to purchase 300,000 Shares on June 20, 2007, Mr. Gelman did not effect any transactions in the Issuer’s Shares during the past sixty days.”

Item 7.

Material to be filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following text:

“Exhibit 99.1  Stock Option Agreement, dated June 20, 2007, by and between American Claims Evaluation, Inc. and Gary Gelman.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2007

/s/ Gary Gelman

Gary Gelman

EXHIBIT INDEX

Exhibit 99.1:

Stock Option Agreement, dated June 20, 2007, by and between American Claims Evaluation, Inc. and Gary Gelman

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